EXHIBIT E

Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.

Dear Shareholder:

Archstone Alternative Solutions Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interests (“Shares”) in the Fund.

Because you have tendered and the Fund has purchased [the amount specified in your request], you have been paid a note (“Note”). The Note entitles you to receive 90% of the purchase price based on the unaudited net asset value of the Fund as of 75 days after the expiration date of the Offer (the “Valuation Date”). A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated December 15, 2016, approximately one month after the Valuation Date.

The terms of the Note provide that a contingent payment representing the balance (10%) of the purchase price, if any, will be paid to you after the completion of the audit of the Fund’s financial statements for the fiscal year ending March 31, 2017, and is subject to a fiscal year end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year end audit according to the terms of the tender offer. We expect the audit to be completed by the end of May 2017.

Should you have any questions, please feel free to contact UMB Fund Services, Inc. at (844) 449-4900.

Sincerely,

Archstone Alternative Solutions Fund

Enclosure